Arotech Corporation 1229 Oak Valley Drive Ann Arbor, Michigan 48108 Tel: (734) 761-5836 Fax: (734) 761-5368 http://www.arotech.com Nasdaq Global Market: ARTX

September 30, 2013

VIA EDGAR

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 3030
Washington, D.C. 20549

Re:	Arotech Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 12, 2013
File No. 000-23336

Dear Mr. Cascio:

This letter sets forth the responses of Arotech Corporation (“we” or the “Company”) to the comments contained in the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 27, 2013, with respect to the filing by the Company of the above-referenced preliminary proxy statement on August 12, 2013.

RESPONSES TO COMMENT LETTER

Proposal Number 5, Quasi-Reorganization, page 10

The Company has decided to withdraw this proposal for this year, and will consider submitting such a proposal to its shareholders at some future date.

Inasmuch as the Staff had no comments to any section of the preliminary proxy statement other than comments that related to the proposed quasi-reorganization proposal, the Company proposes to file a definitive proxy statement – with all references to the quasi-reorganization deleted – on the date on which it mails its Notice of Internet Availability of Proxy Materials to its shareholders.

* * * * *

In connection with the foregoing information, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you need any additional information after reviewing the above, you may contact me at 734-761-5836. You may also contact our general counsel, Yaakov Har-Oz, who can be reached at 011-972-54-646-4808.

Sincerely,

/s/ Thomas J. Paup
Thomas J. Paup
Chief Financial Officer

cc:	Kristin Lochhead (by EDGAR)
Robert S. Ehrlich
Yaakov Har-Oz, Esq.
Steven M. Skolnick, Esq.